Exhibit 99.2

News release…

Date: 14 January 2004
Ref: PR336g

Iron ore price settlement

Rio Tinto’s 100 per cent owned Hamersley Iron today reached agreement with Nippon Steel on prices for Hamersley fine and Yandi iron ore deliveries for the contract year commencing 1 April 2004.

The price of fine ore will increase by 18.62 per cent to US cents 35.99 per dry metric ton unit. The price of Yandi ore will increase by 18.62 per cent to US cents 33.83 per dry metric ton unit (see accompanying note).

A comparison with 2003 prices, in US cents per dry metric ton unit, is as follows:

	FY03	FY04	% change

Fine ore	30.34	35.99	+18.62%
Yandi ore	28.52	33.83	+18.62%

It is expected that prices of other fine products will increase by the same percentage.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Notes:

•	Iron ore is predominantly traded on the world market under long term contract.

•	Contract years can differ from calendar years.

•	The global reference price settlement is expressed as a percentage increase or decrease from the previous year.

•	The reference price is usually established for fines ore first because this represents 60% of the traded market. Prices for lump and pellets are then usually determined as a premium to the fines ore price.

•	Once the annual percentage change is negotiated, Japanese iron ore prices are denominated in US cents per dry ton unit, reflecting a common base per unit of iron content.

•	Comparing prices is a somewhat complex process based on ‘iron units’ (not tonnes), often requiring lengthy conversions:

•	To determine the US$ price per tonne, the conversion is: US cents per dry ton unit x Iron ContentIron content for Hamersley fine and lump ore is 64% and for HI Yandi 58%;

•	Tonnages can be expressed in either long tons or metric tons. A long ton is the imperial form of measurement. It is converted to metric units and adjusted for moisture content of the ore when normally reporting tonnages;

•	To convert quantities from long tonnes to metric tonnes, multiply long tons by 1.016;

•	The moisture content of ores differs.